International Vineyard, Inc.
35502 Camino Capistrano
Dana Point, California 92624
Telephone: (949) 276-4729

January 12, 2009

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop: 3561

Attn: Scott Anderegg

Re:	International Vineyard, Inc.
Post-Effective Amendment No. 2 to Registration Statement to Form SB-2
on Form S-1
Filed January 6, 2009
File No. 333-146478

Dear Mr. Anderegg:

International Vineyard, Inc. (“Company”) respectfully requests that the Securities and Exchange Commission (“Commission”) grant effectiveness as of 1:00 P.M., Pacific Time, January 14, 2009, or as soon as practicable thereafter, to its Post-Effective Amendment No. 2 to Registration Statement to Form SB-2 on Form S-1 filed with the Commission on January 6, 2009.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing  effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectives as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

International Vineyard, Inc.

By:	/s/ Robert DeMate
Robert DeMate
Its:	Chief Financial Officer